UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BATTLE MOUNTAIN GOLD EXPLORATION CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

07159T100

(CUSIP Number)

Grant Edey Chief Financial Officer IAMGOLD Corporation 5th Floor, 220 Bay Street Toronto, Ontario M5J 2W4 Canada (416) 360-4710	Copy to: Gil I. Cornblum Dorsey & Whitney LLP 161 Bay Street, Suite 4310 Toronto, Ontario (416) 367-7370

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP N0. 07159T 10 0

1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IAMGOLD Corporation
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3)	SEC Use Only
4)	SOURCE OF FUNDS OO
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	SOLE VOTING POWER 16,000,000
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 16,000,000
	(10)	SHARED DISPOSITIVE POWER 0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 16,000,000
12)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
13)	Percent of Class Represented by Amount in Row (9) 27.3%
14)	Type of Reporting Person (See Instructions) CO

Item 1.   Security and Issuer.

        This statement on Schedule 13D relates to the common stock, no par value, of Battle Mountain Gold Exploration Corp. (“Battle Mountain”). The address of the principal executive office of Battle Mountain is Suite 600, 1 East Liberty Street, Reno, Nevada 89504.

Item 2.   Identity and Background.

        (a)        The name of the person filing this statement is IAMGOLD Corporation, a Canadian corporation (“IAMGOLD”).

        (b)        The address of the principal executive office of IAMGOLD is 5th Floor, 220 Bay Street, Toronto, Ontario, M5J 2W4, Canada. The business address of each of IAMGOLD’s directors and executive officers is set forth on Schedule A.

        (c)        IAMGOLD is a company engaged in the exploration and development of gold properties in Africa and Central and South America. Set forth on Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of IAMGOLD’s directors and executive officers, as of the date hereof.

         (d) and (e)        During the last five years neither IAMGOLD, nor to IAMGOLD’s knowledge, any person named in Schedule A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

        (f)        IAMGOLD is a Canadian corporation. The citizenship of each person named in Schedule A is set forth thereon.

Item 3.   Source and Amount of Funds or Other Consideration.

        The Subject Securities (as defined below) were acquired by IAMGOLD pursuant to an Amended and Restated Share Purchase Agreement, dated April 25, 2006, between IAMGOLD, Repadre International Corporation (“Repadre”), Battle Mountain and 1212500 Alberta Ltd. (“1212500”) (the “Share Purchase Agreement”). Pursuant to the Share Purchase Agreement, IAMGOLD transferred certain precious metals royalty interests to Battle Mountain and 1212500, a wholly owned subsidiary of Battle Mountain, in exchange for (i) 12,000,000 shares of Battle Mountain common stock (the “Shares”), (ii) a 6% exchangeable secured subordinated debenture in the principal amount of US$2,000,000 issued by 1212500 and guaranteed by Battle Mountain (the “Debenture” and together with the Shares, the “Subject Securities”) and (iii) US$13,850,000. The Shares and the shares of Battle Mountain common stock issuable upon the exchange thereof have registration rights, as provided in the Registration Rights Agreement entered into IAMGOLD and Battle Mountain on April 25, 2006, a copy of which is attached as Exhibit 3 to the Statement (the “Registration Rights Agreement”).

Item 4.   Purpose of Transaction.

        The information set forth in Item 3 is incorporated by reference herein. As described in Item 3 above, this Schedule relates to the sale of royalty interests by IAMGOLD to Battle Mountain pursuant to the terms of the Share Purchase Agreement.

        Except as otherwise described herein, none of IAMGOLD or the persons listed on Schedule A have any current plans of proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

         (a) — (b)        The information set forth in Items 3 and 4 is incorporated by reference herein. Battle Mountain represented in the Share Purchase Agreement that there were 42,530,000 shares of Battle Mountain common stock outstanding prior to the consummation of the transactions contemplated by the Share Purchase Agreement. IAMGOLD is the beneficial owner of 12,000,000 Shares, and may receive upon exchange of the Debenture 4,000,000 shares of Battle Mountain common stock. The 16,000,000 shares of Battle Mountain common stock beneficially owned by IAMGOLD represents (if the Debenture was exchanged for shares) 27.3% of the total outstanding shares of Battle Mountain common stock.

        IAMGOLD has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all of the Shares currently issued to IAMGOLD, and IAMGOLD will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all of the shares of Battle Mountain common stock that will be issued to IAMGOLD upon exchangeof the Debenture.

        (c)        Neither IAMGOLD nor, to the knowledge of IAMGOLD, any person named in Schedule A, has effected any transaction in shares of Battle Mountain common stock during the past 60 days.

        (d) — (e)        Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        To the knowledge of IAMGOLD, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this statement on Schedule 13D or between such persons and any other person with respect to the securities of Battle Mountain, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

        Exhibit 1:    Form of Amended and Restated Share Purchase Agreement, dated April 25, 2006, between IAMGOLD Corporation, Repadre International Corporation, Battle Mountain Gold Exploration Corp. and 1212500 Alberta Ltd.

        Exhibit 2:    Form of 6% Exchangeable Secured Subordinated Debenture issued to IAMGOLD Corporation by 1212500 Alberta Ltd. and guaranteed by Battle Mountain Gold Exploration Corp.

        Exhibit 3:    Form of Registration Rights Agreement, dated April 25, 2006, by and between IAMGOLD Corporation and Battle Mountain Gold Exploration Corp.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2006	IAMGOLD CORPORATION By: /s/ Larry Phillips Name: Larry Phillips Title: VP, Corporate Affairs & Corporate Secretary

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF IAMGOLD CORPORATION

        The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of IAMGOLD. The business address of each such person is 5th Floor, 220 Bay Street, Toronto, Ontario, M5J 2W4, Canada.

Board of Directors

Name and Title	Present Principal Occupation	Citizenship

William D. Pugliese	Chairman and Director	Canadian

Derek Bullock	Director	Canadian

John Caldwell	Director	Canadian

Donald K. Charter	Director	Canadian

Joseph Conway	President, Chief Executive officer	Canadian
and Director of IAMGOLD

Robert W. Dengler	Director	Canadian

Stephen Freedhoff	Director	Canadian

Peter Jones	Director	Canadian

Mahendra Naik	Director	Canadian

Robert A. Quartermain	Director	Canadian

John Shaw	Director	Canadian

Executive Officers Who Are Not Directors

Name	Title and Present Principal Occupation	Citizenship

Grant Edey	Chief Financial Officer	Canadian

John McCombe	Vice President, Operations	Canadian

Larry E. Phillips	Vice President, Corporate Affairs	Canadian

Paul Olmsted	Vice President, Corporate	Canadian
Development

Ross Gallinger	Vice President, Environmental Health Safety & Community	Canadian